UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                      California Coastal Communities, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.05
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    129915203
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                                 (CUSIP Number)

                               September 12, 2003
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             (Date of Event Which Requires Filing of this Statement)

                                    Ivy Dodes
                           Credit Suisse First Boston
                              Eleven Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
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           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           |X|  Rule 13d-1(b)
           |_|  Rule 13d-1(c)
           |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 129915203                    13G/A

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]

   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         SWITZERLAND
                              5    SOLE VOTING POWER

                                   -0-
         NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY                (see Item 4(a))
         OWNED BY
           EACH                    -0-
         REPORTING
          PERSON              7    SOLE DISPOSITIVE POWER
           WITH
                                   -0-

                              8    SHARED DISPOSITIVE POWER
                                   (see Item 4(a))

                                   -0-

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                          |_|*


  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%

  12     TYPE OF REPORTING PERSON*

         BK, HC
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

     (a)       Name of Issuer:

               California Coastal Communities, Inc.

     (b)       Address of Issuer's Principal Executive Offices:

               6 Executive Circle, Suite 250, Irvine, California 92660

Item 2.

     (a)       Name of Persons Filing:

               Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit. See Schedule I.

     (b)       Address of Principal Business Office:

               Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland

     (c)       Citizenship:

               Switzerland

     (d)       Title of Class of Securities:

               Common Stock, par value $0.05

     (e)       CUSIP Number:

               129915203

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

     (a)       [ ]   Broker or Dealer registered under Section 15 of the Act
                     (15 U.S.C. 78o)

     (b)       [X]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                     78c)

     (c)       [ ]   Insurance Company as defined in Section 3(a)(19) of the Act
                     (15 U.S.C. 78c)

     (d)       [ ]   Investment Company registered under Section 8 of the
                     Investment Company Act (15 (U.S.C. 80a-8)

     (e)       [ ]   Person registered as an investment adviser under Section
                     203 of the Investment Advisers Act of 1940
                     (15 U.S.C. 80b-3) or under the laws of any state.

     (f)       [ ]   Employee Benefit Plan or Endowment Fund in accordance with
                     ss.240.13d-1(b)(1)(ii)(F)

     (g)       [X]   Parent Holding Company or Control Person in accordance with
                     ss.240.13d-1(b)(ii)(G)

     (h)       [ ]   Savings Association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i)       [ ]   Church Plan that is excluded from the definition of an
                     investment company under Section 3(c)(14) of the Investment
                     Company Act of 1940 (15 U.S.C. 80a-3)

     (j)       [ ]   Group in accordance with ss.240.13d-1(b)(1)(ii)(J)

Item 4.        Ownership

     (a)       Amount Beneficially Owned:

               See response on row 9 on page 2.

     (b)       Percent of Class:

               See response on row 11 on page 2.

     (c)       Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote:
                   See on row 5 on page 2.

              (ii) Shared power to vote or to direct the vote:
                   See response on row 6 on page 2.

             (iii) Sole power to dispose or to direct the disposition of:
                   See response on row 7 on page 2.

              (iv) Shared power to direct the disposition of:
                   See response on row 8 on page 2.

Item 5.        Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as   [x]
               of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               See Schedule I.

Item 8.        Identification and Classification of Members of the Group

               Not Applicable

Item 9.        Notice of Dissolution of Group

               Not Applicable

Item 10.       Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 2003


                                                     CREDIT SUISSE FIRST BOSTON,
                                                     acting solely on behalf of
                                                     the Credit Suisse First
                                                     Boston business unit

                                                     By: /s/ Ivy Dodes
                                                         ---------------------
                                                     Name:  Ivy Dodes
                                                     Title: Managing Director

                                   Schedule I


In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit (the "Credit Suisse Financial Services business unit"). CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this schedule relates (the "Shares") and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.